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                        CORPORATE PROPERTY ASSOCIATES 14
                                  INCORPORATED
                      SUPPLEMENT DATED NOVEMBER 16, 1998 TO
                        PROSPECTUS DATED AUGUST 18, 1998
                         (HEREINAFTER THE "PROSPECTUS")






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                            SUMMARY OF THE SUPPLEMENT

                              RISK FACTORS (PAGE 2)

            This section sets forth information on risks to the Company associated with the Year 2000 Issue.

                        MANAGEMENT AND DIRECTORS (PAGE 2)

            This section sets forth information with respect to certain changes in the officers and Directors of the Company.

                       DESCRIPTION OF PROPERTIES (PAGE 3)

            This section sets forth information on the Company's proposed acquisition of the office and manufacturing facility to be leased to The Benjamin Ansehl Co.

                              THE OFFERING (PAGE 4)

            This section sets forth information on the sale of shares and the issuance of shares to shareholders.

Capitalized terms not defined herein will have the meanings ascribed to them in the Prospectus.
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                                  RISK FACTORS

            The Year 2000 issue exists because many software systems, which use only two digits to identify a year in a date field, were designed without considering the impact of the upcoming change in the century. There is significant uncertainty concerning the scope and magnitude of problems associated with the century change. Some of systems critical to the Company's operations could fail or function improperly if not made Year 2000 compliant.

            The Company's books and records are maintained by the Advisor. An Affiliate of the Advisor services the computer system used for maintaining such books and records. The Affiliate has completed a preliminary assessment of Year 2000 issues. Based on the results of that assessment, the Affiliate believes that such issues will not materially affect the Company's operations. Such assessment is not complete and there can be no assurance that the Affiliate will identify and remedy all potential Year 2000 issues in a timely fashion. Computer problems could interfere with the Company's operations.

            The Company also faces risks that any third parties with which it transacts business may not be Year 2000 compliant. The Company relies on its bank and transfer agent for certain computer-related services and has entered into discussions regarding their Year 2000 readiness. If the Year 2000 issue prevents these or any other third parties from delivering products or services required by the Company, the Company's operations could be adversely affected.



                            MANAGEMENT AND DIRECTORS

            The following changes were made to the management and Directors of Corporate Property Associates 14 Incorporated (the "Company"):

            H. Augustus Carey was elected President and Secretary of the Company on October 8, 1998. On the same date, Gordon J. Whiting was elected Executive Vice President and Portfolio Manager of the Company. On September 30, 1998, Barclay G. Jones resigned as President and Director of the Company.

      The following is an updated biographical summary for Thomas E. Zacharias, a Director of the Company:

            Thomas E. Zacharias, age 44, was elected a Director in June 1997. Prior to the merger of the $5.8 billion Corporate Property Investors portfolio with Simon Property Group in September 1998, Mr. Zacharias was Vice President of Corporate Property Investors, a position he held since 1986, and was responsible for various acquisitions, development and asset management activities. Corporate Property Investors, a party which is unaffiliated with CPA(R):14, was the largest privately held real estate investment trust (REIT) in the United States and focused on the ownership and management of high quality super-regional shopping malls. Prior to joining Corporate Property Investors in 1981, Mr. Zacharias was Project Director for the New York State Urban Development Corporation from 1980 - 1981, and served as the Assistant to the Chief Operating Officer 1979 - 1980. Mr. Zacharias received his undergraduate degree, magna cum laude, from Princeton University in 1976 and a MBA from the Yale School of Management in 1979. He is a member of the National Association of Real Estate Investment Trusts, Urban Land Institute and International Council of Shopping Centers. Mr. Zacharias formerly served as a Director of U.S. Prime Properties, Inc. Mr. Zacharias is a Director of CIP(R) and CPA(R):12.



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                          DESCRIPTION OF THE PROPERTIES

PROPOSED ACQUISITION OF PROPERTY TO BE LEASED TO THE BENJAMIN ANSEHL CO.

            The Company has entered into a letter of intent to purchase from The Benjamin Ansehl Company ("Ansehl") an office and manufacturing facility (the "Ansehl Facility") consisting of approximately 154,760 square feet of space located on 8.5 acres of land in Overland, Missouri. The Ansehl Facility is suitable and adequate for use as a manufacturing, warehousing and office space. If the proposed transaction occurs, the Company will form a subsidiary (the "Ansehl Subsidiary") to take title to the Ansehl Facility.

            Concurrently with the acquisition of the Ansehl Facility, the Ansehl Subsidiary will enter into a net lease (the "Ansehl Lease"). Material terms of the proposed Ansehl Lease are described below.

PURCHASE TERMS

            The cost to the Company of acquiring the Ansehl Facility, including the Acquisition Fee payable to an Affiliate of the Advisor, is expected to be $6,021,000 which amount is less than the leased fee Appraised Value of the Ansehl Facility. An Acquisition Fee of $271,000 will be paid to W.P. Carey & Co., Inc., ("W.P. Carey & Co.") an Affiliate of the Advisor, by the Ansehl Subsidiary. W.P. Carey & Co. will also receive a Subordinated Acquisition Fee of $15,056, payable in each of the next eight years, but only if the Company satisfies the Preferred Return.


Warrants

            The Company will also receive warrants to purchase 1.50% of the fully diluted shares of the outstanding common stock of Ansehl. The warrants will have a term of 15 years and a strike price of $26.738, which is the same strike price at which management received its warrants.

DESCRIPTION OF THE LEASE

General

            The Ansehl Lease will be absolutely net and bondable and in financable form. Ansehl will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the Ansehl Facility, except for the Ansehl Subsidiary's debt service, if any, and income taxes.

Term

            The initial term of the Ansehl Lease will be fifteen years, followed by two five-year renewal terms at the option of Ansehl.

Rent

            The initial annual rent under the Ansehl Lease is expected to be $649,750 payable quarterly in equal installments of $162,437.50. Additionally, the Ansehl Lease provides that at the beginning of the third year of the initial term and every two years thereafter, the annual rent will be adjusted by the cumulative increase in the Consumer Price Index over the prior two years.



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Description of Financing

            The Company is seeking mortgage financing in the amount of $3,500,000 for the Ansehl Facility, but the Company has not obtained a commitment for any such financing at this time.

Description of Ansehl

            Ansehl is a diversified manufacturer/marketer of liquid filled health and beauty care products.

            The following is a summary of selected financial data for Ansehl for the last three years:

STATEMENT OF EARNINGS
FOR THE FISCAL YEAR ENDED                     March 1996           March 1997           March 1998
                                              ----------------------------------------------------
                                                                  (in thousands)
Revenues..............................        $25,180                $43,552               $50,543

Gross Profit..........................          5,779                  7,749                 8,200

Selling, general and administrative
expenses..............................          3,500                  4,761                 5,467

Operating Income......................          1,435                  1,946                 1,619

Net Income............................            359                   (206)                 (196)


BALANCE SHEET DATA
FOR THE FISCAL YEAR ENDED                     March 1996           March 1997           March 1998
                                              ----------------------------------------------------
                                                                  (in thousands)

Total Assets..........................        $16,568                $31,150               $29,025

Long-term debt........................          3,877                  6,886                14,260

Shareholders' equity..................          1,724                  4,789                 4,593


                                  THE OFFERING

            On October 23, 1998 the Company issued 3,248,795 shares to investors in return for approximately $32,487,000 in net proceeds previously held in escrow. As of October 23, 1998, the Company had issued a total of 8,965,899 shares in exchange for gross proceeds of approximately $89,619,000.




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